SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           APPLIED DNA SCIENCES, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.50
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03815U 10 2
         --------------------------------------------------------------
                                 (CUSIP Number)

                                  Glenn Little
                          -----------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 21, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
03815U 10 2

                                  SCHEDULE 13D

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CUSIP NO. 03815U 10 2                                          PAGE 2 OF 5 PAGES
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         Glenn Little
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     N/A
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)   (A) [ ]
                     (B) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)
    N/A
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)
    N/A
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.

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7     SOLE VOTING POWER

                         7.09%
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         7.09%
--------------------------------------------------------------------------------


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                                                               PAGE 3 OF 5 PAGES
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.50 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Company"). The Company's principal executive office is located at 9229 West Sunset Boulevard, Suite 830 Los Angeles, CA 90069


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Glenn Little (the "Reporting Person").

(b) The business address of the Reporting Person is:

211 West Wall
Midland, Texas 79701


(c) The Reporting Person's present principal occupation is:

Office Manager

(d) During the past five years, Mr. Glenn Little has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Little has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.


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                                                               PAGE 4 OF 5 PAGES
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 (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A    This schedule is being filed to disclose a sale of securities by Glenn
Little.

ITEM 4.     PURPOSE OF TRANSACTION.

The reporting person wished to sell, and two investors wished to acquire, 1,000,000 shares of the reporting person's common stock shares of Applied DNA Sciences, Inc. for $0.50 per share. The reporting person subsequently loaned the majority of the proceeds to the Company.

The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) The Company has a total of 20,902,602 shares of Common Stock issued and outstanding as of July 27, 2004. The Reporting Person is presently the beneficial owner of 1,482,200 shares of Common Stock or 7.09% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,482,200 shares of Common Stock and sole power to dispose of, or to direct the disposition of 1,482,200 shares of Common Stock.

(c) The Reporting Person initially acquired the shares in September of 2001 for his investment in ProHealth Medical Technologies, Inc.

(d) Not applicable.

(e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Two accredited investors, Whalehaven Fund, and Stonestreet LP., acquired the shares from Glenn Little pursuant to two stock purchase agreements.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

99.1       Stock Purchase Agreement with Whalehaven Fund;
99.2       Stock Purchase Agreement with Stonestreet LP.
99.3       Promissory Note between Glenn Little and Applied DNA Sciences, Inc.

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                                                               PAGE 5 OF 5 PAGES
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SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 31, 2004



                          /S/ Glenn Little
                              ------------
                          By: Glenn Little